1 1 VEON 4Q22 AND FY22 RESULTS Amsterdam, 16 March 2023 SALE OF RUSSIA WILL LEAD TO A SIGNIFICANT REDUCTION IN DEBT

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3 3 NOTICE TO READERS: IMPACT OF THE CONFLICT VEON's results and other financial information presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have impacted and, if the conflict, sanctions and such responses continue or escalate, may significantly impact our results and aspects of our operations in Russia and Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although our Russian operations are now classified as ‘held for sale’ and ‘discontinued operations’ and do not contribute to our comparison base or actual reported numbers in this release (except as specifically stated), our operations in Ukraine continue to be affected by the conflict. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine have had and may continue to have a significant impact on the Company’s operations and business plans in Russia and Ukraine. During the twelve months-ended 31 December 2022, we have recorded significant impairment charges related to the Russian and Ukrainian operations. We may need to record future impairment charges, which could be significant if the conflict continues or escalates and as more information becomes available to management. It is possible further impairment charges may rise to such a level on an accounting basis as to require additional analysis of true asset values in order to determine the true value of assets to be compared to liabilities as outlined in the provisions of our debt agreements. Due to the ongoing conflict between Russia and Ukraine and the consequences as mentioned above, the Company requires additional time to complete all necessary disclosures in its Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission (“U.S. SEC”) as well as its Dutch financial statements to be filed with the Autoriteit Financiële Markten (“AFM”), including completing its preparation of VEON’s consolidated financial statements and subsequently receiving the related audit report on the financial statements and internal control over financial reporting from its independent registered public accounting firm. As a result, VEON anticipates it will not be able to file its Dutch financial statements with the AFM by April 30, 2023, nor its Annual Report on Form 20-F by May 1, 2023, the respective deadlines for filing. If VEON is not able to complete these filings by the prescribed deadlines (or the May 16, 2023 date for extension of the Form 20-F filing deadline provided by U.S. Securities Exchange Act Rule 12b-25), it cannot be ruled out that the AFM, Euronext, U.S. SEC or Nasdaq might, following the missed deadline, take action against VEON, which could include imposition of a fine or grant of a further grace period, or in the most extreme cases, deregistration of VEON’s securities and/or delisting of such securities from Nasdaq and/or Euronext.

4 4 DISCLAIMER VEON’s results presented in this presentation are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this [trading update] is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this presentation have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; completion of VEON’s sale of its Russian operations; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 29 April 2022 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. The sale of VEON’s Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

5 5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

6 6 4Q22 HIGHLIGHTS 4G network rollout continues in line with our Digital Operator strategy CAPEX $263mn Strong EBITDA performance across the countries $453mn EBITDA 1.2% YoY Acceleration in local currency growth in fourth quarter +18.6% YoY local currency TOTAL REVENUE -4.9% YoY $940mn -5.1% YoY Good momentum in local currency service revenue +19.2% YoY local currency SERVICE REVENUE -4.4% YoY $901mn +30.1% YoY local currency 4G penetration reaches 53.9% 85mn 4G USERS +19.4% YoY Strong liquidity position, key liability management steps completed $3,019mn GROUP CASH $2,532mn at HQ Note: Amounts and 4G users exclude Russian operations, which were reclassified as ‘held for sale’ and ‘discontinued operations’ in 4Q22

7 7 SALE OF RUSSIAN OPERATIONS Represents the optimal solution for all stakeholders Impact on VEON’s local currency growth Russia classified as ‘held for sale’ With Russia: Revenue +6.4% YoY, EBITDA +11.0 YoY Without Russia: Revenue +14.0% YoY, EBITDA +12.6% YoY 3 Timeline Sale of Russian operations announced on 24 November 2022 Russian regulatory approval on 7 February 2023 Anticipated completion on or before 1 June 2023 1 Transaction details As at Dec’22, expected EV c.USD 5.0bn, EV/2022 EBITDA of c.3x2 Capital structure and deleveraging VEON’s post sale “Pro-forma” leverage to reduce materially4 Note: See “Disclaimer” on slide 4 above for a discussion of factors that could cause actual results to differ from expectations.

4G GROWTH DRIVING DATA & DIGITAL REVENUES

VEON

Solid growth in customer base

156.9mn subscribers
+2.7% YoY

Mobile ARPU growth across all markets

+4.8% to +22.0% YoY in local currency

Network expansion focused on speed and quality

57.0k 4G Sites
+22.2% YoY

Steady growth in 4G uptake

4G users and penetration
(3 month active, million and %)



35.8%
46.4%
53.9%
51.5
70.8
84.6
4Q20
4Q21
4Q22

+19.4% 4G users YoY growth

+7.5p.p. 4G penetration YoY growth

Steady growth in data and digital revenues

Data and digital revenues, YoY trends
(USD million and % in local currency)



+20.0%
+22.3%
+16.5%
1,633.0
1,950.3
1,936.9
FY20
FY21
FY22

+16.5% Data and digital revenues YoY growth in local currency

Note: FY20, FY21 and FY22 data and digital revenues on this slide adjusted for Georgia, which was sold in June 2022, and Russia, which is now accounted as asset held for sale

8

9 9 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS Growing customer engagement and retention RE AD PAY1440 ARPU Multiple Churn Impact 1. Revenue share and subscriber numbers based on the mobile B2C segment Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers Multiplay customers (B2C)1 27% 30% 39% 10% 16% 22% 4Q20 4Q21 4Q22 Single play and no play revenue Double play revenue Multiplay revenue Share of multiplay customers 1.0x 3.2x 3.6x Voice only 2play 4G Multiplay 1.0x 0.7x 0.4x Voice only 2play 4G Multiplay

10 10 4Q22 GROUP SERVICE REVENUE +19.2% YOY IN LOCAL CURRENCY Note: Revenues in Pakistan and EBITDA in Kazakhstan, Pakistan and Ukraine were impacted by extraordinary non-recurring items in 4Q22 and in 4Q21 as noted in the Country Performance section of the 4Q22 results document +26.3% +86.9% EBITDA +20.5% +9.0% EBITDA +17.1% -9.7% EBITDA +30.2% +14.4% EBITDA +15.4% +40.1% EBITDA PAKISTAN KAZAKHSTAN BANGLADESH UZBEKISTAN KYRGYZSTAN -7.3% EBITDA UKRAINE +8.8% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue

11 11 2022 GROUP SERVICE REVENUE +13.9% YOY IN LOCAL CURRENCY Note: Revenues and EBITDA in some countries were impacted by extraordinary non-recurring items in FY22 and in FY21 as noted in the Country Performance sections of the quarterly earnings release and trading update documents published in 2022 +14.0% +28.2% EBITDA +20.5% +12.8% EBITDA +12.3% -2.1% EBITDA +25.3% +45.2% EBITDA +13.6% -20.6% EBITDA PAKISTAN KAZAKHSTAN BANGLADESH UZBEKISTAN KYRGYZSTAN -4.7% EBITDA UKRAINE +8.1% Service revenue Service revenue Service revenue Service revenue Service revenue Service revenue

12 12 UKRAINE Keeping Ukraine connected • Around 90% of Kyivstar network operational at the end of 4Q22 • “4G everywhere” focus in network investments drives 4G penetration to 53% in subscriber base, enabling high quality mobile internet connectivity • Helsi, the country’s largest medical information system and a leading digital healthcare provider closed the year with 23 million registered users • Kyivstar maintains its leading position in both market share and NPS • UAH 230 million in charitable donations and employee support in 4Q22 • 38% YoY increase in electricity prices and 5% YoY indexation of radio frequency fees 4Q22 RESULTS AND YOY TRENDS SERVICE REVENUE +8.8% CAPEX UAH 8.1bn 6.7 7.5 8.1 4Q20 4Q21 4Q22 9.3 12.1 13.1 36% 46% 53% 4Q20 4Q21 4Q22 +15.4% +12.2% +8.8% 2.5bn +34.6% UAH TOTAL REVENUE 8.2bn 4.5bn UAH +8.7% EBITDA -7.3% UAH 13% 20% 24% 9% 14% 17% 4Q20 4Q21 4Q22 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UAH Billion and %)

PAKISTAN
Double digit YoY revenue growth gaining market share

4Q22 RESULTS AND YOY TRENDS

Metric	Value	Currency	YoY
TOTAL REVENUE	73.9bn	PKR	+24.3%
SERVICE REVENUE	67.7bn	PKR	+26.3%
EBITDA	49.8bn	PKR	+86.9%
CAPEX	20.3bn	PKR	+46.3%

SERVICE REVENUE AND YOY TRENDS



(PKR Billion and %)
+1.8%
47.8
+12.1%
53.6
+26.3%
67.7
4Q20
4Q21
4Q22

4G USERS AND PENETRATION



(3 month active, million and %)
38%
25.0
48%
35.0
56%
41.3
4Q20
4Q21
4Q22

MULTIPLAY CUSTOMERS



Revenue share
Share of monthly active users
25%
12%
34%
16%
44%
24%
4Q20
4Q21
4Q22

- Solid double-digit topline growth YoY driven by increase in both 4G users and ARPU, gaining market share and maintaining NPS leadership
- JazzCash, the most popular mobile wallet in Pakistan, with 2.3 billion transactions in 2022
- Jazz's leading entertainment platform Tamasha reached 4.3 million MAUs
- Continued service revenue growth in Mobilink Bank (+63.0% YoY) and JazzCash (+49.8% YoY)
- Elimination of energy subsidies impacted utility prices: diesel +71% YoY, electricity +53% YoY, negatively impacting EBITDA margin by c.4 p.p.
- Normalised for one-off in 4Q22, YoY growth in total revenue and EBITDA was +13.2% YoY and +11.1% YoY respectively

13

14 14 KAZAKHSTAN Gaining market share for the third consecutive year, sustained YoY revenue growth above 20% • Beeline Kazakhstan continues to gain market share and sustain its leadership position in NPS • Revenue growth supported by 4G users (+14.7% YoY), higher data consumption (+19.2% YoY) • Adjusting for one-offs, revenue grew by 24.5% YoY, EBITDA grew by 17.3% YoY • First operator to reach 70% 4G penetration target of the Group, connected c.950 remote and rural settlements to 4G network during 2022 • Multiplay customer penetration reached 38.0% driven by strong growth in digital services • MyBeeline +33.1% (3.9 mln MAU), BeeTV +61.4% (859k MAU), Simply +30.2% YoY (246k MAU) 52.6 63.1 76.1 4Q20 4Q21 4Q22 5.2 6.3 7.2 54% 64% 68% 4Q20 4Q21 4Q22 28% 41% 52% 18% 29% 38% 4Q20 4Q21 4Q22 Revenue share Share of monthly active users +16.4% +19.9% +20.5% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (KZT Billion and %) 4Q22 RESULTS AND YOY TRENDS SERVICE REVENUE 76.1bn +20.5% 23.4bn -18.2% KZT KZT CAPEX TOTAL REVENUE 79.2bn 38.3bn KZT +20.0% EBITDA +7.0% KZT

BANGLADESH

Third consecutive quarter of double-digit YoY topline growth, accelerating performance and gaining market share

VEON

banglalink

4Q22 RESULTS AND YOY TRENDS

TOTAL REVENUE
14.4bn BDT
+16.9%

SERVICE REVENUE
14.1bn BDT
+17.1%

EBITDA
4.7bn BDT
-9.7%

CAPEX
4.4bn BDT
+47.3%

SERVICE REVENUE AND YOY TRENDS

(BDT Billion and %)



+2.3%
+8.4%
+17.1%
11.1
12.1
14.1
4Q20
4Q21
4Q22

4G USERS AND PENETRATION

(3 month active, million and %)



24%
34%
43%
8.0
12.0
16.1
4Q20
4Q21
4Q22

MULTIPLAY CUSTOMERS



Revenue share
Share of monthly active users
3%
17%
29%
8%
15%
4Q20
4Q21
4Q22

- High double-digit YoY topline growth in 4Q22, with 19% YoY increase in revenues in Dec'22, gaining market share of 1.4 p.p. YoY and becoming the market leader in NPS
- Toffee, the leading entertainment platform in Bangladesh, reached 21.2 million MAUs in Dec'22 (3.3x YoY) with average daily active users up 5.0x YoY
- 4G users +34.2% YoY with 4G penetration up 8.7 p.p. YoY, supporting higher ARPU (+5.0% YoY)
- Strong expansion in 4G network with more than 4,000 new base stations in 2022, executing on strategy to become a nation-wide operator
- Banglalink wins Ookla Speedtest Awards for the Fastest Mobile Network in Bangladesh for three consecutive years

15

16 16 UZBEKISTAN Record-high topline growth of 30% YoY with market leading NPS • Gaining market share by 1.9 p.p. YoY with market leading NPS • Topline growth of 30% driven by strong YoY increase in 4G users by 28.4%, mobile data usage by +39.8% and subsequently in data revenues by 38.9% YoY • 4G penetration in customer base reaches 65.8% • Portfolio of digital products and bundles support 45.1% YoY growth in multiplay customers with their penetration reaching 39.6% • Accelerated network rollout, with a 25.9% YoY increase in 4G base stations in the quarter • 4G network coverage launched in Tashkent metro 490.2 543.5 707.3 4Q20 4Q21 4Q22 3.1 4.3 5.5 46% 61% 66% 4Q20 4Q21 4Q22 30% 47% 57% 19% 30% 40% 4Q20 4Q21 4Q22 Revenue share Share of monthly active users -14.4% +10.9% +30.2% 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (UZS Billion and %) 4Q22 RESULTS AND YOY TRENDS SERVICE REVENUE 707.3bn +30.2% 53.7bn -64.5% UZS UZS CAPEX TOTAL REVENUE 709.7bn 274.7bn UZS +30.3% EBITDA +14.4% UZS

DIGITAL PRODUCTS AND PARTNERSHIPS

Driving our Digital Operator strategy

VEON

FINTECH	**JAZZCASH** 16.4mn Monthly active users +8.0% YoY PKR 4.2tn FY22 Gross Transaction Value +31.3% YoY	**SIMPLY** 246k Monthly active users +30.2% YoY KZT 166.8bn FY22 Gross Transaction Value	**BEEPUL** 285k Monthly active users +27.4% YoY UZS 4.1tn FY22 Gross Transaction Value +58.1% YoY
ENTERTAIN-MENT	**TAMASHA** 4.3mn Monthly active users 3.5x YoY 531 min Watch time per user in 4Q22 5.0x YoY	**BEE TV KZ** 859k Monthly active users +61.4% YoY 723 min Watch time per user in 4Q22 +10.1% YoY	**TOFFEE** 21.2mn Monthly active users 3.3x YoY 479 min Watch time per user in 4Q22 2.1x YoY
SELF-CARE	**JAZZ WORLD** 12.7mn Monthly active users +29.0% YoY	**MY BEELINE KZ** 3.9mn Monthly active users +33.1% YoY	**MY BL** 5.7mn Monthly active users +79.9% YoY

- Monthly active users are ones active in December 2022, some platforms saw higher user activity within 4Q22

17

18 18 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

2022 HIGHLIGHTS

VEON

TOTAL REVENUES
$3,755mn
-2.4% YoY
+14.0% YoY
local currency

Double digit local currency revenue growth, accelerating in 4Q22

SERVICE REVENUES
$3,600mn
-2.4% YoY
+13.9% YoY
local currency

Data and digital revenues up YoY in local currency across all markets

EBITDA
$1,743mn
-5.3% YoY
+12.6% YoY
local currency

Double digit growth in local currency EBITDA, with EBITDA margin at 46.4%

CAPEX
$832mn
+2.9% YoY
+1.1 p.p. YoY
capex intensity

Capex intensity at 22.1% as 4G network rollout continues

GROSS DEBT
$7,479mn
$11,449mn
In 3Q22

Russia's reclass as held for sale reduces gross debt by USD 3.2bn

NET DEBT
$4,461mn
$8,207mn
In 3Q22

Russia's reclass as held for sale reduces net debt by USD 3.1bn

Note: Amounts exclude Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in 4Q22, whereas gross debt and net debt in 3Q22 include amounts from Russian operations

19

2022 REVENUES

Double digit local currency revenue growth

VEON

2022 results YoY trends

TOTAL REVENUE
$3,755mn
-2.4%
+14.0%
local currency

SERVICE REVENUE
$3,600mn
-2.4%
+13.9%
local currency

REVENUE IN 2022
(USD million)


1,609
1,141
688
632
243
49
3
(608)
3,755
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
Other
FX impact
Group

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	Other	FX impact	Group
Total revenue	+14.3%	+8.2%	+20.8%	+12.1%	+25.2%	+13.1%			**+14.0%**
Service revenue	+14.0%	+8.1%	+20.5%	+12.3%	+25.3%	+13.6%			**+13.9%**

- Pakistan revenues were positively impacted by c.USD 30 million one-off reversal of sim tax provision in 4Q22
- Reported revenue growth for the Group was impacted by FX depreciation YoY across a number of markets
- February YTD 2023 local currency revenue for the Group increased by 15.2% YoY

Note: Countries' revenues are in constant currency; "Other" includes HQ, Georgia until its sale in June 2022 and eliminations

20

21 21 2022 EBITDA AND EBITDA MARGIN Double digit local currency EBITDA growth 2022 results YoY trends EBITDA $1,743mn +12.6% local currency -5.3% EBITDA MARGIN 46.4% EBITDA IN 2022 (USD million) 1,743 824 671 347 230 129 7 (150) (316) Pakistan Ukraine Kazakhstan Bangladesh Uzbekistan Kyrgyzstan Other FX impact Group -4.7%+28.2% +45.2%+12.8%Local currency YoY growth -2.1% +12.6% • Pakistan EBITDA was positively impacted by c.USD 91 million one-off reversal of sim tax provision in 4Q22 • Project Optimum delivered USD 95 million savings in 2022 with cost intensity improving by 2.5 p.p. YoY in local currency • Energy costs increased across the Group +c.30% YoY negatively impacting Group EBITDA margin • February YTD 2023 local currency EBITDA for the Group increased by 11.8% YoY -1.4 p.p. -20.6% Note: Countries’ EBITDA are in constant currency; “Other” includes HQ, Georgia until its sale in June 2022 and eliminations

2022 FINANCIAL UPDATE

Strong execution of deleveraging the Group continues

VEON

31 Dec 2022 vs. 30 Sep 2022

LEVERAGE INCL. LEASES[1] 2.56x	LEVERAGE EXCL. LEASES[2] 2.36x
GROSS DEBT $7.5bn -34.7%	NET DEBT (excl. lease liabilities) $3.7bn -28.7%

Including Russia:

1. Leverage ratio incl. leases in 4Q21 was 2.44x, in 3Q22 was 2.41x
2. Leverage ratio excl. leases in 4Q21 was 1.91x, in 3Q22 was 1.84x

CASH

- Total cash USD 3.0 billion, with USD 2.5 billion held at the HQ level
- Operations largely self funding

DEBT

- In 4Q22 average cost of debt was 6.7%, down 20bp YoY mainly driven by the reclassification of Russia to held for sale; offset by increased interest rates of floating USD and PKR debt
- Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (average USD cost 5.1%)
- Average debt maturity excluding RCF is 2.7 years, with USD 1.4 billion maturing in next 12 months
- HQ net debt (excluding leases) of USD 3.2 billion

PORTFOLIO OPTIMIZATION

- Sale of Georgia and Algeria
- Work on optimizing tower portfolio continuing
- Ownership of Kazakhstan and Uzbekistan operations were transferred from PJSC VimpelCom to VEON

RECENT EVENTS

- VEON's Scheme of arrangement to extend 2023 Notes maturities approved by UK High Court in January 2023. The amendment to the 2023 Notes will become effective on receipt of all required licenses extending their maturities to 4Q23
- Sale of Russian operations has been approved by Russian regulators in February 2023, we anticipate the remaining closing conditions will be satisfied and the transaction will complete on or before 1 June 2023

Note: The sale of VEON's Russian operations is subject to customary closing conditions, including receipt of requisite regulatory approvals and licenses from relevant government authorities. There can be no assurance that the requisite approvals will be received or that such sale will complete.

22

23 23 70% 20% 15% -1% -2% 83% 5% 4% 4% 2% 1%1% GROUP DEBT AND LIQUIDITY AS OF 31 DECEMBER 2022 Debt reduces significantly as Russia reclassified as ‘held for sale’ LEGEND: USD RUB PKR BDT UAH UZS EUR OTHER CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT Total gross debt excl. leases USD 6.7bn USD 3.0bn USD 3.7bn CAPITALIZED LEASES USD 0.8bn USD 2.5bn cash at HQ (>99% of HQ cash is in USD and EUR) DEBT AND CASH CURRENCY MIX NET DEBT AND LEASES CURRENCY MIX Post-IFRS 16 Leverage 2.56x Leverage 2.36x 68% 10% 9% 1%1% USD 7.5bn • Gross debt, net debt and capitalized leases significantly reduced in 4Q22 versus 3Q22 due to reclassification of Russian operations as ‘held for sale’ 1% 28% 41% 18% 12%

24 24 RUSSIA’S DEBT AND LIQUIDITY AS OF 31 DECEMBER 2022 With the sale of Russia, Group debt will reduce by c.USD 5.0 billion 1. Lease liabilities in Russia are related to towers, shops and other “right-of-use” assets Note: Russia data reflects operations based within Russia alone and excludes intercompany debt CASH NET DEBT (EXCLUDING LEASES) GROSS DEBT CAPITALIZED LEASES1 DEBT AND CASH NET DEBT AND LEASES Post-IFRS 16 leverage 1.71x Leverage 0.89x Total gross debt excl. leases USD 1.3bn USD 1.9bn USD 3.2bn USD 0.1bn USD 1.2bn LEGEND: External Russian Ruble • The sale of Russia is expected to be concluded at an enterprise value of c. USD 5.0 billion (based on December 2022 FX rates)

DEBT MATURITY
Sufficient cash to cover debt repayments for the next 12 months



Operating companies
Headquarters (RCF)
Headquarters (other)
3.02
0.50
1.06
1.48
Cash and cash equivalents[1] (USD billion)

DEBT MATURITY SCHEDULE AS OF 31 DECEMBER 2022
(USD billion)



USD
RUB
PKR
BDT
UAH
OTHER
RCF (USD equivalent)
1.38
0.88
0.25
2.38
0.81
0.43
1.34
0.07
0.06
0.12
2023
2024
2025
2026
2027
2028
2029
>2029

- USD 1.4 billion of debt maturing in next 12 months excluding RCF
- USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024/2025[2]
- USD 1,229 million VEON Holdings' bonds maturing in February (USD 529 million) and April 2023 (USD 700 million), have been subject to a Scheme of Arrangement in January, pursuant to which the maturities will be extended to October and December 2023, respectively, once relevant licenses are obtained
- As per terms of the Scheme, if by 2 May 2023 relevant licenses are not received or if VEON indicates licenses will not be received, the notes become due and payable. If the licenses are received before 2 May 2023, the notes become subject to a put at 102%, which should only be open to international investors

1. As of 31 December 2022
2. USD 250 million and USD 805 million of the total commitments under RCF matures in 2024 and 2025 respectively

25

26 26 DEBT MANAGEMENT UPDATE AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (years) 5.9% 6.1% 6.3% 6.9% 7.7% 7.0% 6.8% 6.7% 5.0% 5.0% 5.0% 5.0% 4.6% 4.6% 4.6% 5.1% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Average cost of debt, total Average cost of USD debt 3.4 3.3 3.2 3.3 3.3 3.2 2.9 2.73.0 2.7 2.4 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Debt maturity excluding RCF Debt maturity with RCF • Debt cost reflects blended rate of borrowings across our basket of different currencies, mainly USD, RUB and PKR (average USD cost 5.1%) • The lower cost of debt vs. 3Q22 is driven by the reclassification of Russia as ‘held for sale’, offset by the increase in USD and PKR interest rates • USD 82 million was received under RCF in November 2022. The RCF was fully drawn at year-end as the USD 1,055 million • In Q422, VEON Holdings commenced the Scheme of Arrangement process for the 2023 Notes, which was approved by the UK High Court in January 2023 • The amendment to the 2023 Notes will become effective upon receipt of relevant licenses, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October 2023 and December 2023, respectively

27 27 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

28 28 2023 OUTLOOK Strong momentum in revenue and EBITDA expected to continue in 2023 • YTD February 2023 local currency revenue increased 15.2% YoY and EBITDA increased by 11.8% YoY FY 2022 Actual FY 2023 Guidance Total Revenue +14.0% YoY in local currency 10%-14% local currency growth EBITDA +12.6% YoY in local currency Capex intensity 22.1% 18%-20% Note: See “Disclaimer” on slide 4 above for a discussion of factors that could cause actual results to differ from expectations.

2022 PRIORITIES SUCCESSFULLY DELIVERED

VEON

1	Protecting our people	Supporting employees and customers impacted by the conflict at home and abroad
2	Keeping our customers connected	Global operator providing essential data and connectivity services everywhere we operate
3	Focus on cash generation and preservation	Group liquidity at USD 3.0bn, 2.5bn held at HQ level, and self-sufficient financing for our operating companies
4	Driving growth	4Q22 revenue +18.6% YoY local currency growth 4G penetration of 53.9% (+7.5 p.p. YoY) 84.6 million 4G users; with multiplay users +40.3% YoY
5	Managing our portfolio	Sale of Georgia and Algeria concluded Continued work on monetizing towers assets Sales process for Russian operations moving ahead

29

30 30 Managing our portfolio Continued work on monetizing towers assets4 Driving growth and expanding margin Execution on “4G for all” and “Digital Operator” Strengthen position for accelerating growth3 Focus on capital structure Aim to finalize the Scheme of Arrangement Material deleverage of the Group2 Russia sale Aim to conclude Russia sale transaction by June 20231 Unlocking shareholder value Assessing local listings Returning value back to shareholders5 2023 AMBITIONS

31 31 Q&A VEON 4Q22 RESULTS

32 32 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 4Q22 RESULTS

33 33 APPENDIX VEON 4Q22 RESULTS

4Q22 REVENUES

Accelerating revenue growth trends in local currency across the group

VEON

4Q22 results YoY trends

TOTAL REVENUE
$940mn
-4.9%
+18.6%
local currency

SERVICE REVENUE
$901mn
-4.4%
+19.2%
local currency

REVENUE IN 4Q22
(USD million)



332
224
169
140
64
13
(2)
940
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

Local currency YoY growth	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
Total revenue	+24.3%	+8.7%	+20.0%	+16.9%	+30.3%	+14.5%		**+18.6%**
Service revenue	+26.3%	+8.8%	+20.5%	+17.1%	+30.2%	+15.4%		**+19.2%**

- Pakistan revenues were positively impacted by c.USD 30 million one-off reversal of sim tax provision in 4Q22
- Kazakhstan revenues were negatively impacted by c.USD 6.4 million accounting adjustment in 4Q22
- Excluding one-offs, normalised revenue was +15.4% YoY, service revenue +15.8% YoY
- Reported revenue growth for the Group was impacted by FX depreciation YoY in Pakistan, Ukraine and Bangladesh

34

4Q22 EBITDA AND EBITDA MARGIN
Balanced EBITDA performance across the Group

VEON

4Q22 results YoY trends

EBITDA
$453mn
+1.2%
+30.1%
local currency

EBITDA MARGIN
48.2%
+2.9p.p.

EBITDA IN 4Q22
(USD million)



224
123
82
46
25
5
(51)
453
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
Group

	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	Kyrgyzstan	HQ and eliminations	Group
Local currency YoY growth	+86.9%	-7.3%	+9.0%	-9.7%	+14.4%	+40.1%		**+30.1%**

- Extraordinary donations and employee support in Ukraine of c.USD 6.3 million
- Pakistan EBITDA was positively impacted by c.USD 91 million one-off reversal of sim tax provision in 4Q22
- Kazakhstan EBITDA was negatively impacted by c.USD 6.4 million one-off accounting adjustment in 4Q22 and positively by c.USD 1.3 million government grant for radio frequency taxes in 4Q21
- Excluding one-offs, normalised EBITDA increased by 7.4% YoY in local currency
- Inflation rose across operations impacting energy costs, +c.33% YoY for the Group

35

36 36 DEBT BY ENTITY1 1. Excluding lease liabilities Outstanding debt Type of debt 31 DECEMBER 2022 (USD MILLION EQUIVALENT) Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 4,723 1,055 - 5,778 Pakistan Mobile Communications Limited - 661 1 662 Banglalink Digital Communications Ltd. - 124 - 124 Private Joint Stock Company Kyivstar - 59 - 59 Other 9 12 26 47 Total 4,732 1,911 27 6,670 PJSC VimpelCom (classified as ‘held for sale’) 6 1,280 - 1,286

37 37 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 31 December 2022 30 September 2022 31 December 2022 30 September 2022 Pakistan 227 219 51,419 49,980 Ukraine 148 128 5,398 4,694 Bangladesh 329 315 33,900 31,880 Kazakhstan 61 56 28,176 26,493 Uzbekistan 30 33 338,251 365,132 Other 5 5 434 394 Headquarters 10 9 10 9 Total 809 764 Russia (classified as ‘held for sale’) 2,328 133,652

DEBT MATURITY
Debt maturity schedule 2023-2024 as of 31 December 2022

VEON

DEBT MATURITY SCHEDULE 2023-2024 (pro-forma for anticipated amendment of 2023 Notes)[1]
(Millions)

Maturity period	Mar 2023	Sep 2023	Oct[1] 2023	Dec[1] 2023	Dec 2023	2023 other	Mar 2024	Mar[2] 2024	Jun 2024	Sep 2024	2024 other
Outstanding debt, USD equivalent	26	26	529	700	21	78	26	250	533	26	45
Outstanding debt, debt currency	PKR 6,027	PKR 6,027	USD 529	USD 700	UAH 760	MIX	PKR 6,027	USD 250m	USD 533	PKR 6,027	MIX
Entity	Pakistan Mobile Communications Limited	Pakistan Mobile Communications Limited	VEON Holdings B.V.	VEON Holdings B.V.	Kyivstar	Other	Pakistan Mobile Communications Limited	VEON Holdings B.V.	VEON Holdings B.V.	Pakistan Mobile Communications Limited	Other

- USD 1,055 million outstanding under the RCF, can be rolled over until the final maturity of the RCF in 2024 (USD 250 million) and in 2025 (USD 805 million)

1. As per terms of scheme of arrangement if by 2 May 2023 relevant licenses are not received or if VEON indicates licenses will not be received the notes become due and payable and If the license are received before 2 May 2023 the notes become subject to a put at 102%, which should only be open to international investors
2. Assuming RCF rollover till maturity in March 2024

38

39 39 UKRAINE REVENUE (UAH Billion) EBITDA1 (UAH Billion) 4G USERS AND PENETRATION (Million and %) +8.7% YoY -7.3% YoY 7.3 7.5 7.9 7.4 7.7 8.2 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 4.9 4.8 4.7 4.9 4.6 4.4 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 11.6 12.1 12.7 11.6 12.1 13.1 44% 46% 49% 47% 50% 53% 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care apps MAU 3.9mn (-1.2% YoY) INFRASTRUCTURE 16.4k (+23.4% YoY) 1.1mn (+60.5% YoY) ARPU93.7% (+3.4p.p. YoY) UAH 103 (+17.3% YoY) 9.0Gb (+26.3% YoY) Total mobile subscribers# of physical sites 13.5k 24.8mn Multiplay customers, MAU 3.5mn 1. One-offs impacting EBITDA: extraordinary charitable donations and employee support in 1Q22 (UAH 216.5 million), in 2Q22 (UAH 148.9 million), in 3Q22 (UAH 279.0 million) and in 4Q22 (UAH 229.5 million) 2. Sum of monthly active users of the app and of the web version of the platform Helsi MAU2 1.5mn (acquired in 3Q22)

40 40 EBITDA1 (PKR Billion) PAKISTAN 1. One-off impacting revenue (PKR 6.6 billion) and EBITDA (PKR 20.2 billion) in 4Q22 2. Includes users who are active in more than one application +24.3% YoY REVENUE1 (PKR Billion) 4G USERS AND PENETRATION (Million and %) VENTURES JazzCash MAU Entertainment apps MAU2 16.4mn (+8.0% YoY) 8.7mn (2.2x YoY) 28.4 26.6 28.1 29.7 26.5 49.8 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 57.2 59.4 60.1 63.5 64.2 73.9 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 33.8 35.0 36.7 38.2 40.6 41.3 47% 48% 49% 51% 54% 56% 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Multiplay customers, MAU 13.9mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 12.7mn (+29.0% YoY) INFRASTRUCTURE 13.9k (+11.0% YoY) ARPU57.0% (+1.8p.p. YoY) PKR 300 (+22.0% YoY) 5.8Gb (+22.5% YoY) Total mobile subscribers# of sites 15.2k 73.7mn +86.9% YoY

41 41 EBITDA1 (KZT Billion) KAZAKHSTAN 1. One-offs impacting EBITDA: tax incentive for radio frequencies in 3Q21 (KZT 2.7 billion) and in 4Q21 (KZT 0.6 billion), for extraordinary charitable donations in 1Q22 (KZT 2.0 billion) that were reclassified below EBITDA in 2Q22 2. Includes users of more than one product +20.0% YoY +7.0% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 6.1 6.3 6.7 7.1 7.2 7.2 62% 64% 67% 69% 69% 68% 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 63.9 66.0 64.4 70.7 78.7 79.2 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 36.8 39.1 40.2 38.335.8 30.2 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 BeeTV MAU 858.6k (+61.4% YoY) FinTech MAU2 2.6mn (+30.8 YoY) Multiplay customers, MAU 3.3mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 3.9mn (+33.1% YoY) INFRASTRUCTURE 7.2k (+30.7% YoY) ARPU87.3% (+6.8p.p. YoY) KZT 1,867 (+4.8% YoY) 16.8Gb (+19.2% YoY) Total mobile subscribers# of sites 7.3k 10.6mn Big Data & AdTech Revenue Growth 3.9x YoY

42 42 BANGLADESH +16.9% YoY -9.7% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES Toffee TV MAU 21.2mn (3.3x YoY) 12.4 12.3 12.4 13.2 13.8 14.4 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 5.2 5.2 4.7 4.9 5.1 4.7 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 11.4 12.0 12.5 13.5 15.0 16.1 33% 34% 35% 37% 41% 43% 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Multiplay customers, MAU 4.4mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 5.7mn (+79.9% YoY) INFRASTRUCTURE 14.1k (+43.4% YoY) ARPU81.1% (+12.0p.p. YoY) BDT 121 (+5.0% YoY) 5.4Gb (+33.2% YoY) Total mobile subscribers# of sites 14.1k 37.6mn

43 43 EBITDA2 (UZS Billion) UZBEKISTAN 1. One-offs impacting total revenue: credit received from a vendor in 3Q21 (UZS 27.8 billion), reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 2. One-offs impacting EBITDA: one-off credit received from a vendor in 3Q21 (UZS 27.8 billion), provision reversals (UZS 222 billion) in 2Q22, reversal of excise tax provision in 3Q22 (UZS 6.6 billion) 3. Includes users who are active in more than one application REVENUE1 (UZS Billion) 4G USERS AND PENETRATION (Million and %) VENTURES 3.9 4.3 4.7 4.8 4.8 5.5 57% 61% 62% 62% 62% 66% 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 543.0 544.7 580.8 620.0 664.7 709.7 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Beepul MAU 285.3k (+27.4% YoY) Multiplay customers, MAU 2.8mn # of 4G sites 4G population coverage Data Usage per subscriber DIGITAL OPERATOR Self-care apps MAU 3.0mn (+29.6% YoY) INFRASTRUCTURE 3.9k (+25.9% YoY) ARPU78.0% (+16.0p.p. YoY) UZS 27,982 (+8.7% YoY) 8.5Gb (+39.8% YoY) Total mobile subscribers# of sites 4.1k 8.4mn 280.7 240.1 292.0 502.0 302.8 274.7 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 +14.4% YoY Entertainment apps MAU3 1.5mn (+24.2% YoY) +30.3% YoY

RECONCILIATION TABLES
Extract from VEON ltd.'s [trading update]

RECONCILIATION OF CONSOLIDATED EBITDA

USD million, unaudited	4Q22	4Q21	FY22	FY21
EBITDA	453	448	1,743	1,840
Depreciation	(141)	(159)	(557)	(605)
Amortization	(61)	(53)	(221)	(194)
Impairment gain/(loss)	(4)	(15)	107	(27)
Gain/(loss) on disposals of non-current assets	(1)	8	(1)	8
Gain/(loss) on disposals of subsidiaries	-	728	(31)	728
Operating profit	246	956	1,039	1,751
Financial income and expenses:	(137)	(153)	(551)	(578)
– Including finance income	13	5	32	13
– Including finance expenses	(150)	(158)	(583)	(591)
Net foreign exchange (loss)/gain and others:	109	10	188	20
– Including other non-operating (losses)/gains	36	8	68	26
– Including net foreign exchange gain/(loss)	74	2	119	(7)
Profit before tax	217	813	676	1,192
Income tax gain/(expense)	(79)	(98)	(61)	(344)
Profit/(loss) from discontinued operations	76	(374)	(779)	(47)
Profit/(loss) for the period	214	341	(164)	801
– Of which profit/(loss) attributable to non-controlling interest	14	42	153	127
– Of which profit/(loss) attributable to VEON shareholders	200	299	(317)	674

RECONCILIATION OF CAPEX

USD million, unaudited	4Q22	4Q21	FY22	FY21
Capex	263	277	832	808
Adding back purchase of licenses	(1)	4	540	469
Difference in timing between accrual and payment for capital expenditures	(99)	(28)	(362)	(420)
Cash paid for capital expenditures	163	253	1,010	857

44

RECONCILIATION TABLES
Extract from VEON ltd.'s [trading update]

VEON

RECONCILIATION OF LOCAL CURRENCY AND REPORTED GROWTH RATES
- 4Q22 COMPARED TO 4Q21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	24.3%	(26.9%)	(2.6%)	86.9%	(40.0%)	46.9%
Ukraine	8.7%	(29.4%)	(20.7%)	(7.3%)	(25.1%)	(32.4%)
Bangladesh	16.9%	(19.4%)	(2.5%)	(9.7%)	(15.0%)	(24.7%)
Kazakhstan	20.0%	(9.7%)	10.2%	7.0%	(8.6%)	(1.6%)
Uzbekistan	30.3%	(5.1%)	25.3%	14.4%	(4.4%)	10.0%
Total	18.6%	(23.5%)	(4.9%)	30.1%	(28.9%)	1.2%

- FY22 COMPARED TO FY21

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Pakistan	14.3%	(23.0%)	(8.7%)	28.2%	(26.4%)	1.8%
Ukraine	8.2%	(16.1%)	(7.9%)	(4.7%)	(13.7%)	(18.3%)
Bangladesh	12.1%	(9.9%)	2.2%	(2.1%)	(8.3%)	(10.3%)
Kazakhstan	20.8%	(9.0%)	11.8%	12.8%	(8.5%)	4.3%
Uzbekistan	25.2%	(5.0%)	20.3%	45.2%	(5.5%)	39.8%
Total	14.0%	(16.4%)	(2.4%)	12.6%	(17.9%)	(5.3%)

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD million	31 December 2022	30 September 2022	30 June 2022
Net debt excluding banking operations in Pakistan	4,461	8,207	9,969
Cash and cash equivalents*	3,106	3,293	2,339
Deposits in MMBL and JazzCash in Pakistan	(91)	(55)	(59)
Long - term and short-term deposits	3	4	6
Gross debt	7,479	11,449	12,256
Interest accrued related to financial liabilities	99	137	101
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(7)	(17)	(19)
Derivatives not designated as hedges	0	0	27
Derivatives designated as hedges	(0)	5	8
Other financial liabilities	(0)	(0)	1
Total financial liabilities	7,571	11,574	12,374

Note: Certain comparative amounts have been reclassified to conform to the current period presentation. Accounts in this table on 30 September 2022 and 30 June 2022 include balance sheet amounts of Russian operations, which in 4Q22 were reclassified to Assets held for sale and Liabilities held for sale.

* In 4Q22 cash and cash equivalents include an amount of USD 67 million relating to banking operations in Pakistan

45

46 46 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business was, in line with the IFRS 5 requirements, a discontinued operation, and was accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for the prior year, and from the balance sheet perspective, it was measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation resulted in a gain/loss, which was accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to 2021 full year results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021 and sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5